March 21, 2011

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel

Re:
Boingo Wireless, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-171719
Date Filed: January 14, 2011, as amended February 25, 2011

Dear Mr. Spirgel:

        Boingo Wireless, Inc. (the "Company") has electronically transmitted via EDGAR Amendment No. 2 ("Amendment No. 2") to its Registration Statement on Form S-1 ("Registration Statement"), together with certain exhibits thereto. A manually executed signature page has been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 2, and (ii) three hard copies of Amendment No. 2 which are marked to show changes to the Registration Statement filed on January 14, 2011, as amended February 25, 2011.

        On behalf of the Company, this letter corresponds to the comments set forth in the letter to the Company dated March 7, 2011, from the staff of the Securities and Exchange Commission (the "Staff"). For your convenience, we have repeated and numbered the comments from the March 7, 2011 letter in italicized print. The Company's responses are provided below each comment.

General

1.
Please update the financial information included in your filing in accordance with the requirements of Rule 3-12 of Regulation S-X.

RESPONSE TO COMMENT 1:

        The Company has updated its financial information in accordance with the requirements of Rule 3-12 of Regulation S-X.

2.
In future amendments to your Form S-1, please provide a currently dated consent from your auditor, in accordance with Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K.

RESPONSE TO COMMENT 2:

        The Company has provided a currently dated consent from its auditor in connection with Amendment No. 2.

Management's Discussion and Analysis, page 30

Overview, page 30

Key Business Metrics, page 31

3.
We note your response to comment five from our prior comment letter dated February 9, 2011, however it appears the acquisitions did have a significant impact on the amount of the increase in revenue. This impact should be explained, in quantified detail, within your disclosures of your growth in revenues, key performance indicators, and your comparative discussions of your results of operations so that it is transparent to readers how much of the increase in revenue is attributable to the addition of recently acquired businesses and how much is attributable to actual growth.

RESPONSE TO COMMENT 3:

        The Company acknowledges the Staff's comment and has revised its disclosure to explain the impact of the acquisitions in quantified detail. Please note that as the Company has included year-end audited financial statements at December 31, 2010, the Company no longer includes financial statements at December 31, 2007 in Management Discussion and Analysis. As a result, all revenue figures now include the impact of the Sprint Spectrum acquisition and accordingly does not contribute to the increase in revenue or performance indicators over the periods presented.

Revenue Recognition, page F-14

4.
We note your response to comment 10 from our prior comment letter dated February 9, 2011. Your revised disclosure implies that you experience no refunds, please revise your disclosure to clarify and discuss the company's refund policy and experience, as well as how refunds are accounted for.

RESPONSE TO COMMENT 4:

        The Company has revised its disclosure on page F-13 of Amendment No. 2 to clarify and discuss the Company's refund policy and experience, as well as how refunds are accounted for. The Company does not have a stated or published refund policy for our Wi-Fi service, although its customer service representatives may provide a refund on a case-by-case basis in limited circumstances. The Company's credit card processor provides reporting on monthly billing adjustments which the Company reflects as an offset to revenues for the respective month. Customer refunds are not separately identifiable in the monthly billing adjustment detail, but are included in the total billing adjustments which include (i) adjustments for current month Wi-Fi service issues, (ii) adjustments issued to monthly subscribers that have prepaid their subscription, (iii) corrections for billings adjustments discovered by us during the same month of revenue recognition, and (iv) customer refunds. The majority of the fees returned to customers are related to the first three adjustment categories rather than to customer refunds and generally occur within the same month for which revenue is recognized. For the years ended December 31, 2009 and 2010, the total annual billing adjustments as reported to us by our credit card processor were $1.0 million and $1.1 million, respectively. This represented less than 3% of retail revenues and less than 1% of total revenues, for each year.

Non-controlling interests, page F-18

5.
We note your response to comment 11 from our prior comment letter dated February 9, 2011. It remains unclear how you account for amounts due to Detroit's minority shareholders. As requested in comment six from our prior comment letter dated February 9, 2011, please explain whether the fixed amount payable to the Detroit minority shareholders was considered as part of the purchase price, and if not, explain why not. It appears that this amount should have been considered as part of the purchase price and recorded as a liability at the time of the acquisition.

RESPONSE TO COMMENT 5:

        Concourse Communications Detroit, LLC ("Detroit LLC") is a subsidiary of Concourse Communications Group, LLC ("Concourse"). The Company acquired Concourse on June 27, 2006. Based on the accounting standards in effect at the time of the acquisition, the minority interest in Detroit LLC was measured for the Company's application of purchase accounting at Concourse's historical cost. Under the remaining term of the Amended and Restated Limited Liability Agreement for the Detroit LLC ("Detroit LLC Agreement") in existence at the acquisition date, there were two remaining fixed distribution payments of $52,500 each payable to the Detroit LLC minority shareholder in 2007 and 2008. The amounts were distributed in 2007 and 2008 and charged against Detroit LLC minority interest mezzanine liability balance. Since the recorded minority interest at the acquisition date was sufficient to provide for the remaining fixed distributions payments to the Detroit LLC minority shareholder, the Company did not consider it necessary to record a liability for these payments.

6.
In your disclosure you describe amounts payable to Chicago minority interest holders of $332k and $394k at December 31, 2008 and 2009, respectively. These amounts reconcile to Net income (loss) attributable to non-controlling interests on your Consolidated Statements of Operations. In your response to comment 11, however, you attribute only $314k to the Chicago non-controlling interest holders. Please explain to us this difference in the amounts.

RESPONSE TO COMMENT 6:

        The amount attributable to the Chicago Concourse Development Group, LLC ("Chicago LLC") non-controlling interest for 2009 is $314,000. The Company has revised the disclosure on page F-17 of Amendment No. 2 to indicate the correct balance attributable to the Chicago LLC non-controlling interest for 2009. The net income (loss) attributable to non-controlling interests in the Consolidated Statement of Operations of $394,000 is comprised of the $314,000 related to Chicago LLC and $80,000 related to Detroit LLC. Expense of $80,000 was charged to the controlling interest for Detroit LLC to maintain the non-controlling interest capital account balance at zero ($85,000 fixed distribution less $5,000 of opening non-controlling interest balance). Profits and losses for Detroit LLC are attributed to the controlling and non-controlling interests based on the terms of the Detroit LLC Agreement which, given losses in Detroit LLC, resulted in the non-controlling interest capital account being reduced to a zero balance with any remaining or additional allocation of losses and Class A distributions recognized as a reduction of income available to the controlling interest.

        The key capital and profit and loss allocation terms included in the Detroit LLC Agreement include:

        Capital Structure:

  •
  Common units held by Concourse controlling interest holder with 70% voting rights.

  •
  Class A units held by non-controlling interest holder with 30% voting rights.

  •
  Common and Class A units vote together as one class for voting only.

        Allocation of profits and losses are as follows:

        Profits:

  •
  First, to holders both Common and Class A units, in proportion to the deficit balances, if any, in their capital accounts in an amount necessary to eliminate any deficits in their respective capital accounts and restore the capital accounts to zero.

  •
  Next, to the holders of Class A units until the cumulative amount of profits allocated to them is equal to the cumulative distributions made with respect to the Class A units.

  •
  Thereafter, to the holders of Common units.

        Losses:

  •
  First, to the holders of Common units until the cumulative amount of such losses equals the cumulative amount of profits allocated to the holders of common units.

  •
  Next, to the holders of both Common and Class A units having positive capital accounts in proportion to the positive balances until the capital account balances of all the holders have been reduced to zero.

  •
  Thereafter, to the holders of Common units.

        The Company has revised it disclosure on page F-17 of Amendment No. 2 to provide relevant portions of the key terms of the Detroit LLC Agreement. The Company also acknowledges that the disclosure of 30% allocation of the profits to the Detroit LLC non-controlling interest was erroneous and the disclosure has been revised to clearly indicate that distributions to the Detroit LLC non-controlling interest are fixed at $85,000 per year.

        The Company considered the ASC 810-10-45 supplemented by the previous guidance of Appendix B of FASB No. 160 paragraphs B36 through B43 in making the determination that attribution of profits and losses based on the terms of the Detroit LLC Agreement was appropriate given the underlying differing risks and rewards of the controlling and non-controlling interests. The Company concluded to reflect a debit balance in the capital account of the non-controlling interest holders was consistent with the explicit terms of the Detroit LLC Agreement that preclude allocation of losses that would cause the non-controlling interest holder to have a deficit balance. Therefore, any losses in excess of the non-controlling interest capital account balance as well as Class A distribution payments that would create a deficit balance should be charged to the controlling interest. Key factors considered in the Detroit LLC Agreement included:

  •
  Non-controlling Class A holders have rights to fixed annual distributions that are capped versus the controlling Common holders who have the right to receive distributions in excess of Class A distributions.

  •
  Non-controlling Class A holders are specifically not allocated losses in excess of their capital account balance versus controlling Common holders who are allocated all losses after the Class A capital accounts reach zero.

  •
  The agreement explicitly indicates that the non-controlling Class A holders are not responsible for settling the liabilities of the Detroit LLC upon dissolution and the non-controlling Class A holders liability is limited to their positive capital account balance, if any.

  •
  Controlling Common holder is the manager of Detroit LLC and is responsible for operations and ongoing management, providing administrative and management oversight, and making capital contributions.

  •
  Non-controlling Class A holder have no current or future obligation for capital contributions.

  •
  The agreement specifies that the arrangement will be settled upon the termination of the venue contract (i.e., the fixed annual distribution rights to the Class A holders cease).

        The Company has revised the disclosure on page F-17 of Amendment No. 2 to clarify the way it attributes profits and losses to the controlling and non-controlling interests of Detroit LLC.

7.
Regarding your arrangement involving the Detroit concourse, we note in 2008 an additional $30 was due and payable as a result of "a contract extension amongst the members." With a view towards expanded disclosure please explain to us all of the terms of this contract, why it was necessary for you to obtain an extension, and describe the benefit the Company is receiving in exchange for this payment.

RESPONSE TO COMMENT 7:

        The $30,000 special distribution payment to the Detroit LLC minority shareholder related to assistance they provided in getting the Company's Detroit airport venue contract extended for the extension period of 3 years beyond its initial term which ended in 2008. The terms of the payment were included in an amendment to the Detroit LLC Agreement entered into on June 19, 2008. This amendment also includes the Company's agreement to pay the Detroit non-controlling holder an annual distribution of $85,000 each year payable as long as the Detroit airport venue contract remains in place for the three year extension period. The Company has expanded the disclosure on page F-17 of Amendment No. 2 to discuss the benefit the Company received for this payment.

8.
Please file the Concourse Communications Detroit, LLC agreement as an exhibit to your Form S-1.

RESPONSE TO COMMENT 8:

        The Company acknowledges the Staff's comment and respectfully advises the Staff that the Detroit LLC Agreement is not a material agreement and has not been filed as an exhibit to the Registration Statement. The Company has provided additional information on the key terms of the profit and loss allocations as noted above in its response to comment 6. The Company has revised the disclosure on page F-17 of Amendment No. 2 to provide relevant portions of this information.

9.
We note your response to comment 12 from our prior comment letter dated February 9, 2011. You state that you are required to distribute annually to the Chicago minority interest holders, 30% of allocated net profits less capital expenditures of the preceding year, for the term of the agreement. Please disclose the term of both the Detroit and Chicago distribution agreements, as requested in our initial comment, both here and in your discussion on page 33.

RESPONSE TO COMMENT 9:

        The limited liability company agreements for Chicago LLC and Detroit LLC between the controlling and non-controlling shareholders do not have a specified term and remain in place as long as the respective airport venue agreements are effective.

7.
Business acquisitions, page F-25

10.
We note your response to comment 14 from our prior comment letter dated February 9, 2011. Please identify for readers the intangible asset that you adjusted for the allocation of the additional purchase consideration. Pursuant to ASC 350-30-35-6, this intangible asset should be amortized over its useful life. Disclose why you are immediately expensing the full amount of the purchase consideration and explain to us your basis in GAAP for doing so, or revise your policy.

RESPONSE TO COMMENT 10:

        The Company's method utilized for recording amortization on the contingent portion of the purchase price for this transaction was done to ensure that amortization expense was being recognized over the estimated useful life of the underlying venue contracts intangible assets at the date of acquisition. The relevant authoritative literature that addressed a transaction of this type which includes contingent consideration and an initial bargain purchase was FASB No. 141 paragraph 46. However, at the acquisition date rather than recording the identified assets and liabilities at fair value and a liability for an additional element of cost related to the contingent consideration as prescribed by paragraph 46, the Company reflected only the initial purchase price paid of $450,000 in its purchase price allocation for the net assets acquired. Based on the Company's internal assumptions made in connection with the acquisition, the Company expected to earn approximately $3.5 million in revenue from the acquired venue contracts if renewed during the earn out period which is materially consistent with actual revenues earned during the period. Based on these amounts, the acquisition date intangible assets balance and related liability balance were initially understated or "grossed down" by approximately $700,000. The impact of these balance sheet misstatements are subsequently reduced as the venue contract intangible assets are amortized and payments of the earn-out liability are made. The Company evaluated the uncorrected balance sheet misstatements noting that they were not material to the balance sheet amounting to less than 1% of total assets for all respective prior periods presented and less than 1.7% of total liabilities for all periods presented. From an income statement perspective, the Company's actual amortization expense recorded for this transaction materially approximated the amortization expense that would have been recorded if the acquisition date balance sheet allocation had been done correctly. These immaterial differences in amortization expense by year amounted to approximately $5,000 understatement, $2,000 understatement, and $8,000 overstatement (less than 0.1% of net income attributable to common stockholders for all years) for the years ended December 31, 2008, 2009 and 2010 and is expected to be immaterial to 2011. The revenue contingency payment ends in October 2011 as per the agreement. For the quarters within the years ended December 31, 2009 and 2010, the amortization expense differences were also immaterial amounting to no more than 1% of net income for any quarters except for 2.6% in Q2 2009 and 2.1% in Q4 2010. The earnout payments based on 20% of revenues end in October 2011 in accordance with the purchase agreement. The Company revised our disclosure beginning on page F-25 of Amendment No. 2 to clarify the treatment of this transaction.

* * * * *

        Please do not hesitate to contact me at (858) 436-8030, if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP
By:	/s/ ILAN LOVINSKY Ilan Lovinsky
cc:	Edward Zinser